Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

(Expressed in thousands of U.S. Dollars—except per share data)

	Three months ended September 30,
	2003	2002
REVENUES:
Revenue from vessels	$55,105	$30,814
Commissions	(2,652)	(1,556)

Revenue from vessels, net	52,453	29,258

EXPENSES:
Voyage expenses	17,036	7,841
Vessel operating expenses	12,718	8,033
Depreciation	8,771	6,397
Amortization of deferred charges	1,816	911
Management fees	1,155	831
General and administrative expenses	468	282

Operating income	10,488	4,963

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(2,557)	(4,436)
Interest Income	90	183
Foreign currency gains (losses)	(52)	(54)
Share of profits of joint-venture, net	(43)	0
Other, net	106	0

Total other income (expenses), net	(2,456)	(4,307)

Net Income	$8,032	$656

Earnings per share, basic	$0.47	$0.04

Earnings per share, diluted	$0.47	$0.04

Weighted average number of shares, basic	17,179,420	16,947,442

Weighted average number of shares, diluted	17,205,637	16,971,139

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

(Expressed in thousands of U.S. Dollars—except per share data)

	Nine months ended September 30,
	2003	2002
REVENUES:
Revenue from vessels	$177,833	$88,860
Commissions	(8,179)	(4,462)

Revenue from vessels, net	169,654	84,398

EXPENSES:
Voyage expenses	46,792	21,416
Vessel operating expenses	34,645	22,467
Depreciation	24,326	17,344
Amortization of deferred charges	5,849	3,091
Management fees	3,255	2,324
General and administrative expenses	1,302	698

Operating income	53,484	17,058

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(8,835)	(9,708)
Interest Income	299	659
Foreign currency gains (losses)	(258)	(49)
Share of profits of joint-venture, net	621	0
Other, net	(504)	0

Total other income (expenses), net	(8,678)	(9,098)

Net Income	$44,806	$7,960

Earnings per share, basic	$2.61	$0.52

Earnings per share, diluted	$2.60	$0.52

Weighted average number of shares, basic	17,148,401	15,245,193

Weighted average number of shares, diluted	17,205,598	15,268,891

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

SEPTEMBER 30, 2003 and DECEMBER 31, 2002

(Expressed in thousands of U.S. Dollars—except per share data)

ASSETS	September 30, 2003	December 31, 2002
CURRENT ASSETS:
Cash and cash equivalents	$39,436	$39,674

Cash, restricted	3,800	7,000
Receivables—
Trade accounts receivable	10,029	12,244
Insurance claims	3,895	3,277
Due from related party	6,561	3,820
Advances and other	11,413	5,179

	31,898	24,520

Inventories	4,788	3,275
Prepayments and other	1,463	1,283

Total current assets	81,385	75,752

INVESTMENT	—	10,577
FIXED ASSETS:
Advances for vessels under construction	26,208	41,963

Vessels	897,641	670,452
Accumulated depreciation	(141,635)	(117,309)

Net Book Value	756,006	553,143

Total fixed assets	782,214	595,106

DEFERRED CHARGES, net	21,215	13,110

Total assets	$884,814	$694,545

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$44,543	$30,211

Accounts payable—
Trade	23,657	17,188
Other	2,021	—

	25,678	17,188

Accrued liabilities	10,338	6,731
Accrued bank interest	2,446	1,385
Financial instruments, fair value	6,005	7,838
Unearned revenue	3,150	2,003
Deferred income, current portion	838	838

Total current liabilities	92,998	66,194

LONG-TERM DEBT, net of current portion	479,526	355,741

DEFERRED INCOME, net of current portion	4,538	5,166

CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at September 30, 2003 and December 31, 2002; 17,169,623 and 17,022,723 issued and outstanding at September 30, 2003 and December 31, 2002, respectively.	17,170	17,023
Additional paid-in capital	203,793	202,862
Accumulated other comprehensive income/(loss)	(2,749)	(629)
Retained earnings	89,538	48,188

Total stockholders’ equity	307,752	267,444

Total liabilities and stockholders' equity	$884,814	$694,545

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(Expressed in thousands of U.S. Dollars—except per share data)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income / (Loss)	Total
BALANCE, January 1, 2002		9,629	108,603	52,836	—	171,068
Net income	3,894	—	—	3,894	—	3,894
Issuance of common stock	—	7,350	102,900	—	—	110,250
Expenses related to the issuance						—
of common stock	—	—	(9,868)	—	—	(9,868)
—Issuance of common stock on acquisition of shares in LauriTen Ltd.	—	217	3,033	—	—	3,250
Repurchase and cancellation of common stock (131,000 shares)	—	(173)	(1,806)	—	—	(1,979)
—Cash dividends declared and paid	—	—	—	(8,542)	—	(8,542)
—Fair value of financial instruments	(629)	—	—	—	(629)	(629)

Comprehensive income	$ 3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188	$ (629)	$267,444

Net income	44,806	—	—	44,806	—	44,806
—Repurchase and cancellation of	—
common stock (140,100 shares)		(140)	(1,652)	—	—	(1,792)
—Exercise of stock options	—	287	2,583	—	—	2,870
—Cash dividends declared and paid	—	—	—	(3,456)	—	(3,456)
—Fair value of financial instruments	(2,120)	—	—	—	(2,120)	(2,120)

Comprehensive income	$42,686

BALANCE, September 30, 2003		$17,170	$203,793	$89,538	$(2,749)	$307,752

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2003	2002	2003	2002
Cash Flows from Operating Activities:
Net income	$44,806	$7,960	$8,032	$656
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,326	17,344	8,771	6,397
Amortization of deferred dry-docking costs	5,849	3,091	1,816	911
Amortization of loan fees	641	169	458	29
Amortization of deferred income	(628)	(628)	(209)	(209)
Interest expense, net of capitalized interest	13,040	8,664	5,563	4,275
Change in fair value of interest rate swaps	(3,953)	3,139	(2,812)	765
Share of profits of joint-venture	(621)	—	43	—
Payments for dry-docking	(13,483)	(6,151)	(6,682)	(4,264)
(Increase) Decrease in:
Receivables	(4,128)	(1,273)	(946)	2,119
Inventories	(1,513)	(1,414)	572	(890)
Prepayments and other	(180)	(324)	35	(612)
Increase (Decrease) in:
Accounts payable	8,490	2,514	6,228	3,321
Accrued liabilities	3,607	(804)	3,133	(1,067)
Unearned revenue	1,147	(150)	(346)	(1,994)
Interest paid, net of capitalized interest	(11,979)	(9,356)	(5,914)	(2,917)

Net Cash from Operating Activities	65,421	22,781	17,742	6,521

Cash Flows from Investing Activities:
Advances for vessels under construction	(32,069)	(35,611)	(21,064)	10,942
Vessel acquisitions and/or improvements	(179,365)	(136,378)	(61,153)	(48,622)
Payments for investment in joint venture	(17)	—	—	—
Return of investment in joint venture	7,965	—	7,965	—
Restricted cash for performance guarantee	3,200	815	—	—

Net Cash used in Investing Activities	(200,286)	(171,174)	(74,252)	(37,680)

Cash Flows from Financing Activities:
Proceeds from long-term debt	159,910	94,818	51,550	32,118
Financing costs	(1,112)	(295)	(508)	(140)
Payments of long-term debt	(21,793)	(43,002)	(8,437)	(1,526)
Proceeds from public offering, net of related costs	—	100,389	—	—
Exercise of stock options	2,870	—	—	—
Cash dividend	(3,456)	—	—
Repurchase and cancellation of common stock	(1,792)	(1,366)	(1,146)	(1,366)

Net Cash from Financing Activities	134,627	150,544	41,459	29,086

Net increase in cash and cash equivalents	(238)	2,150	(15,051)	(2,074)
Cash and cash equivalents at beginning of period	39,674	33,274	54,487	37,498

Cash and cash equivalents at end of period	$39,436	$35,424	$39,436	$35,424